Himalaya Shipping Ltd. (HSHP) Announces its Preliminary Results for the Quarter Ended March 31, 2024

Hamilton, Bermuda, May 23, 2024

Himalaya Shipping Ltd. (“Himalaya,” “Himalaya Shipping” or the “Company”) announces preliminary unaudited results for the quarter ended March 31, 2024.

Highlights for the quarter ended March 31, 2024

•Total operating revenues of $23.6 million, which is an average time charter equivalent (“TCE”) earnings of approximately $30,600 per day, gross1. Average Baltic 5TC Capesize Index was US$24,286 per day.
•Net income of $2.5 million and Adjusted EBITDA2 of $16.8 million for the quarter ended March 31, 2024.
•Converted index linked charters to fixed rate charter for three vessels for varying periods from February 1, 2024 to December 31, 2024.
•Draw down of financing on the three delivered vessels by sale leaseback facilities provided by Jiangsu Financial Leasing Co. Limited (“Jiangsu”) and CCB Financial Leasing Company Limited (“CCBFL”), totaling $98.6 million and $49.2 million, respectively.
•Declaration and payment of cash distribution for January 2024 of $0.01 per common share.
•Declaration of cash distribution for February 2024 of $0.03 per common share, which was paid in April 2024.

Subsequent events
•Successful delivery and commencement of operations in April 2024 of one additional 210,000 dwt Newcastlemax dual fuel newbuilding, Mount Denali, ordered from New Times Shipyard (“NTS”), resulting in a total delivered fleet of ten vessels, with two additional vessels expected to be delivered in June 2024. Mount Denali has been delivered to a major commodity trading company for an initial charter term until December 31, 2026, with an evergreen structure thereafter, and will earn time charter revenue based on an index linked rate plus scrubber premium.
•Conversion of index linked charters on Mount Blanc and Mount Neblina to fixed charters from May 1, 2024 to June 30, 2024 at an average rate of $37,275 per day. The vessels will continue to earn scrubber premium according to the terms of their existing time charter agreements.
•Declaration of cash distribution for March and April 2024 of $0.03 and $0.04 per common share, respectively.

Contracted CEO, Herman Billung commented:

“We are proud of the rapid development of the Company. By the end of June, upon the delivery of our remaining two newbuilds, we are expected to have a sailing fleet of twelve state of the art vessels representing the youngest and most fuel-efficient dry bulk fleet on the water today. All vessels have been employed by reputable counterparties, with the index linked charters earning on average a premium of 42.25% to the Baltic 5TC (BCI) index.

In line with the Company’s strategy to ensure capital discipline and return excess cash flow after debt service and working capital requirements to our shareholders, during the first quarter of 2024, the Company declared its first cash distributions and hopes that these distributions can continue to increase with improving market conditions.”

1 The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including average daily TCE earnings, gross and Adjusted EBITDA. Average daily TCE earnings, gross, as presented above, represents time charter revenues and voyage charter revenues adding back address commissions and divided by operational days. Please refer to the appendix of this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measures prepared in accordance with US GAAP.
2 Adjusted EBITDA as presented above represents our net income (loss) plus depreciation of vessels and equipment; total financial expenses, net; and income tax expense. Please refer to the appendix of this report for a reconciliation of this non-GAAP financial measure to the most directly comparable financial measures prepared in accordance with US GAAP.

Management discussion and analysis

The discussion below compares the preliminary unaudited results for the three months ended March 31, 2024 to the unaudited results of the three months ended December 31, 2023:

(in $ thousands)	Three months ended March 31, 2024	Three months ended December 31, 2023	Change ($)	Change (%)
Total operating revenues	23,581	18,321	5,260	29%
Vessel operating expenses	(4,928)	(3,585)	(1,343)	37%
Voyage expenses	(334)	(234)	(100)	43%
General and administrative expenses	(1,472)	(1,078)	(394)	37%
Depreciation and amortization	(5,430)	(3,580)	(1,850)	52%
Total operating expenses	(12,164)	(8,477)	(3,687)	43%
Operating profit	11,417	9,844	1,573	16%
Total financial expenses, net	(8,925)	(5,238)	(3,687)	70%
Net income	2,492	4,606	(2,114)	(46)%
Adjusted EBITDA	16,847	13,424	3,423	25%

(in $ thousands)	March 31, 2024	December 31, 2023	Change ($)	Change (%)
Cash and cash equivalents	25,727	25,553	174	1%
Vessels and Equipment	647,665	428,617	219,048	51%
Newbuildings	67,116	132,646	(65,530)	(49)%
Total Equity	155,067	154,205	862	1%

Total operating revenues for the quarter ended March 31, 2024 were $23.6 million, a $5.3 million increase compared to the quarter ended December 31, 2023. The increase is a result of the delivery and commencement of operations of three additional vessels during the period, Mount Bandeira, Mount Hua and Mount Elbrus. The average TCE earnings decreased from $34,400/day in the prior quarter to $30,600/day in the current quarter.

Vessel operating expenses for the quarter ended March 31, 2024 were $4.9 million, a $1.3 million increase compared to the quarter ended December 31, 2023. The increase is a result of an additional three vessels commencing their operation. The Company achieved an average vessel operating cost per day rate3 of $6,200 for the three months ended March 31, 2024.

General and administrative expenses for the quarter ended March 31, 2024 were $1.5 million, a $0.4 million increase compared to the quarter ended December 31, 2023. The increase is primarily a result of the increase in management fees from 2020 Bulkers Management AS for yearly bonuses paid out to employees.

Depreciation and amortization for the quarter ended March 31, 2024 were $5.4 million, a $1.9 million increase compared to the quarter ended December 31, 2023. The overall increase is a result of the commencement of depreciation on the additional three vessels delivered during the quarter.

3 Average vessel operating cost per day is calculated by dividing vessel operating expenses by the number of calendar days in the quarter.

Total financial expenses for the quarter ended March 31, 2024 were $8.9 million, a $3.7 million increase compared to the quarter ended December 31, 2023. This is mainly due to the increase in interest expense as a result of the increase in outstanding debt following the delivery of the three vessels. Upon delivery of the three vessels during the quarter ended March 31, 2024, the Company closed its sale and leaseback financing arrangements with subsidiaries of Jiangsu and CCBFL whereby upon delivery, the vessels were sold to special purpose vehicles (“SPVs”) owned by Jiangsu and CCBFL and leased back to the Company under bareboat charters. In addition, we had fewer assets qualifying for interest capitalization following the vessel deliveries, resulting in a smaller proportion of interest expense qualifying for capitalization.

Vessels and equipment as of March 31, 2024 was $647.7 million, a $219.0 million or 51% increase compared to $428.6 million as of December 31, 2023. During the period, the Company took delivery of Mount Bandeira, Mount Hua and Mount Elbrus, and upon delivery, the assets were transferred from newbuildings to vessels and equipment and commenced depreciation.

Newbuildings as of March 31, 2024 was $67.1 million, a $65.5 million or 49% decrease compared to $132.6 million as of December 31, 2023. The decrease is a result of the transfer from newbuildings to vessels and equipment upon delivery of the three vessels amounting to $224.5 million, offset by capitalization of expenditures including milestone payments of $157.7 million (which includes scrubber installation costs on Mount Bandeira and Mount Hua of $5.1 million which were paid in December 2023 in advance of their delivery in January 2024 and which were presented as “Other non-current assets” on the consolidated balance sheet as of December 31, 2023), and capitalized interest of $1.3 million.

Cash Flows for the quarter ended March 31, 2024

Net cash provided by operating activities was $11.2 million, compared to $8.4 million in the quarter ended December 31, 2023. The increase is primarily a result of the increase in operating profit in the quarter ended March 31, 2024 due to an increase in the number of operating vessels and operating days.

Net cash used in investing activities was $153.8 million, primarily consisting of $149.9 million for the final installment payments on the delivery of the three vessels (of which $98.6 million and $49.2 million were financed by the sale and leaseback arrangements with Jiangsu and CCBFL, respectively). The remaining amount includes costs of preparation of the vessels for delivery.

Net cash provided by financing activities was $142.8 million primarily consisting of $147.8 million drawn down from the sale and leaseback financing arrangements to pay scheduled delivery installments for the additional three vessels, offset by repayments on the sale and leaseback financings of $3.4 million, deferred financing costs of $1.2 million and dividend payments of $0.4 million.

Liquidity and financing

The Company had cash and cash equivalents of $25.7 million as of March 31, 2024 ($25.6 million as of December 31, 2023) and $10.0 million available to drawdown under the revolving credit facility with Drew Holdings Ltd (the “Drew Facility”). As of March 31, 2024, cash and cash equivalents include $3.0 million which the Company is required to maintain as minimum cash balance under the sale and leaseback arrangements with CCBFL.

One vessel, Mount Denali, was delivered from NTS in April 2024. The final installment payment amounted to $52.3 million, of which $49.2 million was financed by the sale and leaseback arrangement with CCBFL.

As of April 30, 2024, following the delivery of the Mount Denali in April, the Company has a maximum of $98.4 million available to draw down under existing sale leaseback financing agreements with CCBFL for the delivery financing of the remaining two newbuildings to be delivered in June 2024. Remaining installment payments to NTS are $103.8 million, which include costs for scrubber installation.

All the vessels have been financed by Chinese leasing houses at a fixed bareboat rate with a maturity of seven years from the delivery of each vessel. This gives the Company a fixed financing cost for the delivered vessels until maturity of the lease.

In the first quarter of 2024, the Company declared a cash distribution of $0.01 and $0.03 per share for January and February 2024, respectively. Subsequently, the Company also declared a cash distribution of $0.03 per share for March 2024. It is the Company’s intention to pay a regular dividend in support of our main objective which is to return most of the cash generated after debt service to our shareholders. Any dividends will be at the sole discretion of the Board and will depend upon earnings, market prospects, capital expenditure requirements, available liquidity and distributable reserves, covenants in our debt instruments and other relevant factors. The timing and amount of dividends, if any, is at the discretion of the Board and there is no assurance that the Board will declare dividends in the future or as to the amount or timing of any dividends.

Newbuilding program

One vessel was delivered from NTS in April 2024. The remaining two vessels are scheduled to be delivered as follows:

(numbers in $ million)
Vessel name	Target delivery date	Price*	Remaining installments	Current committed financing
Mount Aconcagua	June 2024	72.6	51.9	49.2
Mount Emai	June 2024	72.6	51.9	49.2
Total		145.2	103.8	98.4
_________________
*Amounts net of address commissions

The newbuilding program is progressing slightly ahead of schedule.

The remaining installments under the Newbuilding program are substantially covered by sale and leaseback financing arrangements which offers both pre- and post- delivery financing.

The ships have dual fuel capabilities and scrubbers installed. This means the ships can run on LNG, High Sulfur Fuel Oil (HSFO) or Low Sulfur Fuel Oil (LSFO). This offers the charterers significant flexibility when it comes to choosing fuel, potentially giving large economic savings. Himalaya Shipping Ltd. is entitled to 75% of these economic savings. When running on LNG there will also be potential CO2 savings, of which Himalaya Shipping Ltd. is entitled to 75% of the corresponding savings, in the case carbon taxes are applicable.

Commercial update

In the first quarter of 2024 the Company achieved average TCE earnings of approximately $30,600 per day, gross.

In addition, in the first quarter of 2024, the Company’s vessels trading on index linked time charters earned approximately $35,100 per day, gross, including average daily scrubber and LNG benefits of approximately $2,200 per day. Following the conversion of the index linked charters to fixed rate time charters, the Company’s vessels trading on fixed rate time charters earned approximately $28,500 per day, gross, including average daily scrubber and LNG benefits of approximately $3,100 per day.

The Baltic 5TC Capesize Index averaged $24,286 per day in the first quarter of 2024.

Fleet status

In the first quarter of 2024, the Company agreed to convert its index linked charters to fixed rate time charters for Mount Bandeira and Mount Hua from February 1, 2024 to June 30, 2024, and for Mount Etna from April 1, 2024 to December 31, 2024.

In April 2024, the Company agreed to convert its index linked charters to fixed rate time charters for Mount Blanc and Mount Neblina from May 1, 2024 to June 30, 2024.

The table below sets forth information about our fleet and charters.

Vessel name	Built	Type	2024			2025				2026				2027
			Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Mount Norefjell	2023	DF Newcastlemax	30,000[1]
Mount Ita	2023	DF Newcastlemax	Index
Mount Etna[2]	2023	DF Newcastlemax	40,810			Index[1]
Mount Blanc[2]	2023	DF Newcastlemax	3	Index[1]
Mount Matterhorn	2023	DF Newcastlemax	Index
Mont Neblina[2]	2023	DF Newcastlemax	4	Index[1]
Mount Bandeira[2]	2024	DF Newcastlemax	5	Index[1]
Mount Hua[2]	2024	DF Newcastlemax	6	Index[1]
Mount Elbrus	2024	DF Newcastlemax	Index
Mount Denali	2024	DF Newcastlemax	Index[1]
Mount Acancagua	2024	DF Newcastlemax		Index
Mount Emai	2024	DF Newcastlemax		Index

Option	Under construction	Available

1 Evergreen structure
2 These vessels will continue to earn scrubber premium according to the terms of their existing time charter agreements.
3 $37,800 fixed rate per day
4 $36,750 fixed rate per day
5 $28,350 fixed rate per day
6 $25,382.50 fixed rate per day

Market commentary

The Baltic 5TC Capesize index as of May 14, 2024 stands at $24,311 having averaged $23,355 year to date, an increase from $11,482 during the same period in 2023.
The Capesize market performed strongly during the first quarter of 2024, with the Baltic 5TC index averaging $24,286, up from $9,114 during the first quarter of 2023. The strong market was driven by continued strong Brazilian iron ore exports, as a result of drier than usual weather. Bauxite exports out of West Africa continue to show strength, giving owners of vessels in ballast from the East an alternative to Brazil. Long-haul coal exports from Colombia have also contributed to an increase in ton miles.

Overall Capesize trade growth has been strong, with ton-miles sailed on Capesize vessels increasing by 9% compared to the same period last year.

Currently, the increase in Capesize ton-miles this year is mainly driven by a 10.9% increase in Brazilian iron ore exports, offsetting a 0.6% contraction in Australian export volumes. Bauxite volumes have remained decent, showing a 1% decline, following a growth of more than 30% in 2023. For the coal trade, ton-miles increased by 0.5% year on year.

Global crude steel production for 2024 year to date increased by 1.4%. Chinese steel production decreased 3.1% while production in the rest of the world increased by 4.8%.

Chinese iron ore imports are up by 6% year to date, following a growth of 6% in 2023. Chinese iron ore port inventories have increased both in nominal and seasonal terms, and currently stand at 145 million tons, compared to 128 million tons a year ago.

China’s property sector continues to face challenges with housing sales contracting for the third consecutive year. March 2024 was, however, the first month since September 2023 showing a decline in available floor space in China’s commercial buildings.

Growth in vessel supply is expected to be moderate in the coming years with expected Capesize deliveries of 4.5 million dwt (or 1.1% of existing fleet) for the remainder of 2024, 7.1 million dwt (or 1.8%) in 2025 and 6.5 million dwt (or 1.6%) in 2026, down from 10.7 million dwt delivered in 2023. Because of the high ordering in other shipping segments, Chinese yards are believed to have very limited capacity for ordering of large drybulk vessels before 2028, with orders recently having been placed for delivery as late as 2029. This gives good visibility for what we expect to be limited supply growth in the coming years. New ordering is expected to remain subdued in part driven by uncertainties as it relates to the optimal propulsion systems to meet the shipping industry’s ambitions for de-carbonization. Current newbuilding costs for a dual-fuel Newcastlemax in China is believed to be approximately US$94 million.

We see potential upside to the future development in the Capesize market from current levels in the event of continued strong exports of iron ore and bauxite from Brazil and West Africa, as well as increased coal imports following new restrictions being put in place for Chinese domestic coal miners starting May 1, 2024.

Key downside risks to the Capesize market include a continued economic slowdown in China, as well as heightened geopolitical tensions. Continued weakness in the Chinese property sector also represents an ongoing risk to Chinese steel demand.

Capesize fleet development

The global Capesize fleet stands at 397 million dwt as of May 1, 2024, up from 388 million dwt in May 2023. The current orderbook for Capesize dry bulk vessels currently stands at 6.2% of the existing fleet, up from 5.3% in February 2023.

3.7 million dwt has been ordered in 2024 so far, compared to 0.4 million dwt during the same period in 2023. 0.523 million dwt has been scrapped so far in 2024, compared to 0.25 million dwt during the same period in 2023.

Operational update

In the quarter ended March 31, 2024, our fleet had 798 operational days, a utilization of 99.8% of our delivered vessels.

Outlook

The underlying market over the last months reflects a better balance between supply and demand, indicated by an increase in rates by approximately 100%. It is expected that a historic low order book of 6%, an aging fleet with an average age of 10.9 years and limited yard capacity should pave the way for a robust dry bulk market in the coming years.

Himalaya Shipping should be well positioned to take advantage of this expected opportunity with our modern fleet meeting the regulatory challenges facing a majority of the cape size fleet in the coming years. According to Clarksons, more than 52% of the fleet will be older than 15 years by 2027.

Himalaya’s structure, with index linked charters earning on average a 42.25% premium to the Baltic 5TC (BCI) index, low G&A costs and financing with seven-year fixed bareboat rates, positions us well to continue delivering solid returns to our shareholders in the coming years.

Forward looking statements

This press release and any related discussions contain forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements that do not reflect historical facts and may be identified by words such as “aim”, “believe,” “assuming,” “anticipate,” “could”, “expect”, “intend,” “estimate,” “forecast,” “project,” “likely to”, “plan,” “potential,” “will,” “may,” “should,” or other similar expressions and include statements about plans, objectives, goals, strategies, future events or performance, including outlook, prospects, contracts to acquire newbuilding vessels and associated financing agreements, expected delivery of our vessels under our newbuilding program, statements about the benefits of our vessels, including the ability to bunker with LNG, LSFO, or HSFO, the terms of our charters and chartering activity, dry bulk industry trends and market outlook, including activity levels in the industry, expected trends, including trends in the global fleet, expected demand for vessels and utilization of the global fleet and our fleet, fleet growth, new orderings, limited yard capacity, statements about our dividend objectives and plans and hope of continued increasing dividend, statements made in the sections above entitled “Market commentary” and “Outlook,” including the yard situation, expected growth in vessel supply and state of current global fleet, and other non-historical statements. These forward-looking statements are not statements of historical fact and are based upon current estimates, expectations, beliefs, and various assumptions, many of which are based, in turn, upon further assumptions, and a number of such assumptions are beyond our control and are difficult to predict. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from what is expressed, implied or forecasted in such forward-looking statements including:

•general economic, political and business conditions;
•general dry bulk market conditions, including fluctuations in charter hire rates and vessel values;
•our ability to complete the purchase of the vessels we have agreed to acquire and on schedule;
•our ability to meet the conditions and covenants in our financing agreements;
•changes in demand in the dry bulk shipping industry, including the market for our vessels;
•changes in the supply of dry bulk vessels;
•our ability to successfully re-employ our dry bulk vessels at the end of their current charters and the terms of future charters;
•changes in our operating expenses, including fuel or bunker prices, dry docking and insurance costs;
•changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities;
•compliance with, and our liabilities under, governmental, tax, environmental and safety laws and regulations;
•potential disruption of shipping routes due to accidents, hostilities or political events;
•our ability to refinance our debt as it falls due;
•our continued borrowing availability under our sale and leaseback agreements in connection with our vessels and compliance with the financial covenants therein;
•fluctuations in foreign currency exchange rates;
•potential conflicts of interest involving members of our board and management and our significant shareholder;
•our ability to pay dividends and the amount of dividends we ultimately pay;
•risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change, as well as the impact of the foregoing on the performance of our vessels;
•other factors that may affect our financial condition, liquidity and results of operations; and
•other risks described under "Item 3. Key Information - D. Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 27, 2024.

You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Himalaya Shipping undertakes no and expressly disclaims any obligation to update publicly any forward-looking statements after the date of this press release whether as a result of new information, future events or otherwise, except as required by law.

May 23, 2024

The Board of Directors
Himalaya Shipping Limited
Hamilton, Bermuda

Questions should be directed to:

Herman Billung: Contracted CEO, +4791831590

INTERIM FINANCIAL INFORMATION

FIRST QUARTER 2024

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Operations
(In $ thousands except share and per share data)

	Three months ended March 31, 2024	Three months ended March 31, 2023
Operating revenues
Time charter revenues	23,581	1,442
Total operating revenues	23,581	1,442

Operating expenses
Vessel operating expenses	(4,928)	(252)
Voyage expenses and commissions	(334)	(10)
General and administrative expenses	(1,472)	(531)
Depreciation and amortization	(5,430)	(392)
Total operating expenses	(12,164)	(1,185)

Operating profit	11,417	257

Financial income (expenses), net
Interest income	193	10
Interest expense, net of amounts capitalized	(9,133)	(298)
Other financial expenses, net	15	8
Total financial income (expenses), net	(8,925)	(280)

Net income (loss) before income tax	2,492	(23)
Income tax (expense) / credit	—	—
Net income (loss) attributable to shareholders of Himalaya Shipping Ltd.	2,492	(23)
Total comprehensive income (loss) attributable to shareholders of Himalaya Shipping Ltd.	2,492	(23)

Basic and diluted earnings (loss) per share	0.06	—

Himalaya Shipping Ltd.
Unaudited Consolidated Balance Sheets
(In $ thousands except share and per share data)

	March 31, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	25,727	25,553
Trade receivables	1,295	811
Other current assets	6,784	6,443
Total current assets	33,806	32,807

Non-current assets
Newbuildings	67,116	132,646
Vessels and equipment, net	647,665	428,617
Other non-current assets	—	5,136
Total non-current assets	714,781	566,399
Total assets	748,587	599,206

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Current portion of long-term debt	22,352	19,795
Trade payables	1,299	1,693
Accrued expenses	7,438	2,531
Other current liabilities	1,528	1,281
Total current liabilities	32,617	25,300

Non-current liabilities
Long-term debt	560,903	419,701
Total non-current liabilities	560,903	419,701
Total liabilities	593,520	445,001

Shareholders’ Equity
Common shares of par value $1.00 per share: authorized 140,010,000 (2023: 140,010,000) shares, issued and outstanding 43,900,000 (2023: 32,152,857) shares	43,900	43,900
Additional paid-in capital	14,038	111,788
Contributed surplus	96,120	—
Retained earnings (Accumulated deficit)	1,009	(1,483)
Total shareholders’ equity	155,067	154,205
Total liabilities and shareholders’ equity	748,587	599,206

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Cash Flows
(In $ thousands except share and per share data)

	Three months ended March 31, 2024	Three months ended March 31, 2023
Cash Flows from Operating Activities
Net income (loss)	2,492	(23)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Non-cash compensation expense related to stock options	126	141
Depreciation of vessels	5,430	392
Amortization of deferred finance charges	505	120

Change in assets and liabilities:
Accounts receivable	(483)	(29)
Accounts payable	(394)	2,312
Accrued expenses	3,590	617
Other current and non-current assets	(340)	(2,547)
Other current liabilities	246	1,586
Net cash provided by operating activities	11,172	2,569

Cash Flows from Investing Activities
Additions to newbuildings	(153,812)	(130,815)
Net cash used in investing activities	(153,812)	(130,815)

Cash Flows from Financing Activities
Proceeds from issuance of long-term and short-term debt (net of deferred loan costs paid to lender)	147,850	132,695
Deferred loan costs paid	(1,148)	(1,543)
Proceeds from issuance of long-term debt from related party	—	1,020
Repayment of long-term debt from related party	—	(2,020)
Repayment of long-term and short-term debt	(3,449)	(1,188)
Dividend payment	(439)	—
Net cash provided by financing activities	142,814	128,964

Net increase in cash, cash equivalents and restricted cash	174	718
Cash, cash equivalents and restricted cash at the beginning of the period	25,553	263
Cash, cash equivalents and restricted cash at the end of the period	25,727	981

Supplementary disclosure of cash flow information	Three months ended March 31, 2024	Three months ended March 31, 2023
Interest paid, net of capitalized interest	(5,641)	(1,560)

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Changes in Shareholders' Equity
(In $ thousands except share and per share data)

	Number of outstanding shares	Common shares	Additional paid in capital	Contributed surplus	Accumulated deficit	Total equity
Balance as at December 31, 2022	32,152,857	32,153	61,171	—	(2,997)	90,327
Share-based compensation		—	141	—	—	141
Total comprehensive loss		—	—	—	(23)	(23)
Balance as at March 31, 2023	32,152,857	32,153	61,312	—	(3,020)	90,445

Balance as at December 31, 2023	43,900,000	43,900	111,788	—	(1,483)	154,205
Transfer to contributed surplus		—	(97,876)	97,876	—	—
Share based compensation		—	126	—	—	126
Dividends		—	—	(1,756)	—	(1,756)
Total comprehensive income		—	—	—	2,492	2,492
Balance as at March 31, 2024	43,900,000	43,900	14,038	96,120	1,009	155,067

APPENDIX

UNAUDITED NON GAAP MEASURES AND RECONCILIATIONS

Average TCE earnings is a non-U.S. GAAP measure of the average daily revenue performance of a vessel. Set forth below is a reconciliation of average TCE earnings to total operating revenues for the periods presented.

In $ thousands, except per day and number of days	Three months ended
	March 31, 2024	December 31, 2023	Change	% Change
Total operating revenues	23,581	18,321	5,260	29%
Add: Address commissions	840	684	156	23%
Total operating revenues, gross	24,421	19,005	5,416	28%
Fleet operational days	798	552	246	45%
Average TCE earnings	30,600	34,400	(3,800)	(11)%

We present Adjusted EBITDA because we believe this measure increases comparability of total business performance from period to period and against the performance of other companies. Set forth below is a reconciliation of Adjusted EBITDA to net income for the periods presented.

	Three months ended
In $ thousands	March 31, 2024	December 31, 2023	Change	% Change
Net income	2,492	4,606	(2,114)	(46)%
Depreciation and amortization	5,430	3,580	1,850	52%
Total financial expenses, net	8,925	5,238	3,687	70%
Income tax	—	—	—	—%
Adjusted EBITDA	16,847	13,424	3,423	25%

Non-GAAP financial measures may not be comparable to similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP.